August 5, 2024

Richard Danforth
Chief Executive Officer
Genasys Inc.
16262 West Bernardo Drive
San Diego, CA 92127

       Re: Genasys Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed July 22, 2024
           File No. 333-280137
Dear Richard Danforth:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 25, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-3 Filed July 22, 2024 Plan of Distribution, page 9

1. We note your response to previous comment 1 and reissue the comment in its entirety. In order to conduct this offering consistent with Rule 415(a)(1)(i) of the Securities Act and Item 501(b)(3) of Regulation S-K, the securities to be offered for resale must be on a recognized and established trading market. Because the warrants are not listed or traded on any such market, you must disclose the fixed price at which those securities will be offered for the duration of the offering or until they are listed or quoted on a market.
 August 5, 2024
Page 2
Exhibits

2.     Please file an updated auditor's consent with your next amendment.

       Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Joshua Little